UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02047327

PE 7-1-02

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2002


SEC MAIL PROCESSING
RECEIVED
JUL 29 2002
WASH, D.C. 164 SECTION

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

PROCESSED
JUL 30 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Reported dated July 26, 2002	3 - 6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 - 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1 - Reporting Issuer:

Cameco Corporation ("Cameco")

ITEM 2 - Date of Material Change:

July 19, 2002

ITEM 3 - Press Release:

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on July 19, 2002.

ITEM 4 - Summary of Material Change:

Cameco previously reported the failure of a pit wall on July 8, 2002 at the Kumtor gold mine in Kyrgyzstan. A preliminary assessment of the expected impact on its 2002 mining plan and operating results was completed and announced on July 19, 2002.

The rock slide involved approximately 7.5 million tonnes of rock which is expected to be removed over the next year at a projected cost of about $1 (US) per tonne. No gold reserves have been lost as a result of the rock slide as this wall failure lies entirely within the ultimate pit limit that includes another cut behind the failure zone. However, the timing of access to some high-grade ore has been altered. Kumtor's gold production plan has been revised for 2002 to approximately 500,000 ounces (Cameco's share is one-third) at an average grade of 3.5 grams per tonne (g/t), a recovery rate of 77% and an estimated cash cost of about $210 (US) per ounce. Prior to the pit wall incident, the company had forecast production of 700,000 ounces at 4.9 g/t, a recovery rate of 81%, and a cash cost of $147 (US) per ounce. Cameco's 2002 net earnings are expected to be adversely impacted by approximately $35 million (Cdn).

ITEM 5 - Full Description of Material Change:

Cameco previously reported the failure of a pit wall on July 8, 2002 at the Kumtor gold mine in Kyrgyzstan. A preliminary assessment of the expected impact on its 2002 mining plan and operating results was completed and announced on July 19, 2002.

Overview
The rock slide involved approximately 7.5 million tonnes of rock which is expected to be removed over the next year at a projected cost of about $1 (US) per tonne. No gold reserves have been lost as a result of the rock slide as this wall failure lies entirely within the ultimate pit limit that includes another cut behind the failure zone. However, the timing of access to some high-grade ore has been altered. Cameco's 2002 net earnings are expected to be adversely impacted by approximately $35 million (Cdn).

Revised Mining Plan
Worker safety will remain of the utmost importance. On site geotechnical experts will continue to provide the company with their assessment of wall conditions and worker safety in all areas of the pit particularly around the rock slide.

Kumtor's gold production plan has been revised for 2002 to approximately 500,000 ounces (Cameco's share is one-third) at an average grade of 3.5 grams per tonne (g/t), a recovery rate of 77% and an estimated cash cost of about $210 (US) per ounce. This revised cash cost reflects the lower grade of the mill feed and the costs for removing the rock slide material. No allowance has been made at this time for possible proceeds from insurance.

Prior to the pit wall incident, the company had forecast production of 700,000 ounces at 4.9 g/t, a recovery rate of 81%, and a cash cost of $147 (US) per ounce. Mill feed remains unchanged at 5.5 million tonnes. Prior to the incident, approximately 300,000 ounces had been poured in 2002.

The mining plan had anticipated that work in the high-grade zone of the mine would begin this month and continue into 2003. As this zone is now partly under and exposed to the rock slide, the mill is expected to process lower grade material averaging 3.1 g/t for the remainder of 2002 when mill feed will be supplied from the stockpile and from mine production which resumed on July 15, 2002. The company's preliminary estimate is that normal operations will resume in mid-2003 with the mining of the high-grade zone.

The three blast hole drills covered by the slide have now been recovered. One drill has returned to service. Attempts are being made to salvage one drill from parts of the remaining two.

Loan Payments
The current balance of Kumtor Gold Company's (KGC) senior debt is $77 million (US). The next principal payment of $18 million (US), plus interest, is due on December 1, 2002. Current estimates indicate that KGC will have sufficient funds to make this payment.

Cameco's subordinated loan to KGC currently has an outstanding balance of $65 million (US). The next expected principal payment of about $10 million (US) plus interest scheduled for December 2002 will be deferred.

Hedge Position
Cameco expects that 200,000 ounces of Kumtor's gold hedges will be rolled forward to future periods. Although this action will not have a cash impact, such redesignation of hedge contracts will have a $2 million adverse impact on Cameco's earnings. This has been included in the earnings reduction figure mentioned above

ITEM 6 - Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4) (AB), Subsection 75(3) (ON), Section 74 (PQ), Subsection 81(3) (NS), and Subsection 76(3) (NF):

None Applicable

ITEM 7 - Omitted Information:

None Applicable

ITEM 8 - Senior Officer:


SEC MAIL PROCESSING
RECEIVED
JUL 29 2002
WASH, D.C.
164
SECTION

Bernard M. Michel
Chair and Chief Executive Officer
Cameco Corporation
(306) 956-6305

ITEM 9 - Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan the 26th day of July, 2002.

"Bernard Michel"
Bernard M. Michel
Chair and Chief Executive Officer